January 14, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549-0306
Attention: Leigh Ann Shultz
Reviewing Accountant

Re: Aura Systems, Inc.
       Form 10K for the year ended February 28, 2010
       S.E.C. File No. 000-17249

Dear Ms. Schultz,

This letter sets forth the responses of Aura Systems, Inc. (the “Company”, we or our) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 30, 2010. Our responses set forth below correspond to the comments as numbered in the staff’s letter.

Response to Comment #1, Include page numbers on filed document

The Company will include page numbers in future filings.

Response to Comment #2, Some disclosures are identical to previous filings

The Company will provide updated disclosures in future filings and will continue to update with each successive filing.

Response to Comment #3, Military, Homeland Security Administration and other Federal Agencies

The Company will provide the disclosure required by Item 101 (h)(4)(viii) and (ix) of regulation S-K and will add a risk factor concerning the regulation in future filings.

Response to Comment #4, Facilities, Manufacturing Process and Suppliers

The Company will clarify in future filings whether we have written agreements with our material suppliers and third party manufacturers, and disclose the terms of these agreements. Currently we have no written agreements and purchase product through the use of purchase orders. We will file such agreements as exhibits if and when we enter into them.

Response to Comment #5, Sales of Unregistered Securities

The Company will provide the disclosure required by Item 701 of Regulation S-K in future filings.

Response to Comment #6, Overview

The Company will review the guidance in Release 34-48960 (December 19, 2003) when drafting future “Overview” sections for our Management’s Discussion and Analysis of Financial Condition and Results of Operations and include the discussion and analysis noted herein.

Response to Comment #7, Regarding paragraph that begins “Our current level of sales reflects our efforts to introduce a new product into the marketplace”

When we are talking about introducing a new product into the marketplace, we are talking about the Auragen itself. We consider this to still be a new product since we have not yet achieved widespread acceptance of the product. The Auragen is, in fact, the only product we manufacture and sell.

Response to Comment #8, Inventory Valuation and Classification

Following is our proposed disclosure which should answer the questions raised.

The components of our current and long-term inventory are identical in nature, and consist of the generator, the ECU, mounting kits, and parts for each of these items, and there is no discrete breakout between current and long-term inventory for any of these parts. All of these items are still useable, with the possible exception of the mounting kits, which are specific to individual vehicles. For those mounting kits that are for older engine configurations that are no longer in production, we have reserved for them at full value. Since neither the generator nor the ECU is vehicle specific, both of these items can be used in the future for any application. The Company has accrued $168.06 per ECU for the cost of upgrading them to current specifications. The total amount accrued for these units at February 28, 2009 was $642,157.26, and at February 28, 2010, this amount was $525,523.62.

While there have been substantial technological changes in automotive designs in the last several years, these changes do not affect the ability to utilize the Auragen in any way. Since the Auragen is driven by a belt connected to the crank pulley of the engine, or driven by a shaft attached to a power take off unit (“PTO”), as long as there is sufficient room to mount an Auragen in the engine compartment for a belt driven unit, or elsewhere on the vehicle for a PTO driven unit, the Auragen can be utilized.

The Company has taken the conservative approach of determining the current portion of inventory by basing it on an approximation utilizing the prior twelve months cost of sales.

The “discount” on long-term inventory represents an implied carrying cost for the long-term inventory and is included in the overall inventory reserve.

The Company periodically reviews its inventory and will scrap items that it deems are no longer useable. Typically these are items that have already been partially or fully reserved for, and therefore scrapping these items also results in a reduction in the inventory reserve.

Response to Comment #9, Regarding our disclosure that long-term inventories “can, and will, be sold in the future without significant costs to upgrade it to current models”

Our statement that long-term inventories can be sold in the future without significant costs to upgrade takes into account the fact that the $168 per unit cost to upgrade the ECU’s has already been expensed and accrued and is included in the inventory reserve. We do not anticipate any significant costs in addition to this amount to upgrade the ECU’s.

Response to Comment #10, Regarding material factors and trends contributing to significant changes in sales

The Company will more fully describe the factors and trends which contribute to significant changes in sales in future filings.  However, it should be noted that with a product such as the Auragen, which has not yet received general market acceptance, in the past these factors have not typically factored into the variation of the sales levels.

Response to Comment #11, Cost of Goods

This was an oversight on our part.  Since the items that were scrapped had been reserved for and were the major reason for the decrease in the inventory reserve, the actual effect on the Cost of Sales was relatively small and therefore not discussed separately. We will in the future discuss and quantify all items such as these that affect the Cost of Sales.

Response to Comment #12, Engineering, Research and Development

The Company will include expanded discussion of these items in future filings.

Response to Comment #13, Engineering, Research and Development

While the overall employee account did not change significantly, the composition of the employee base changed. Employee count in the General and Administrative area decreased, offsetting the increase in the engineering area. Since total engineering expenses are much lower than general and administrative costs, and the new engineering employees earned higher salaries than the general and administrative employees that left, the impact on the engineering area was much greater proportionally than it was in the general and administrative area and was therefore discussed as a reason for the increase in engineering expenses. We will state this more clearly in future filings.

Response to Comment #14, Selling, General and Administrative Expense

The Company will provide more detail relating to material changes in financial statement items in future filings.

Response to Comment #15, Non-Operating Income and Expenses

This was an oversight on our part. We had included this discussion in Note 5 to the financial statements and felt this was adequate, We will in the future discuss these types of items here also.

Response to Comment #16, Non-Operating Income and Expenses

The Company will include an expanded description of material factors contributing to significant changes in non-operating income and expenses in future filings.

Response to Comment #17, Liquidity and Capital Resources

The Company has described the material items of these agreements in the past in its filings, but has not filed them as exhibits. We will in the future include them as exhibits.

Response to Comment #18, Liquidity and Capital Resources

The disclosure referencing advances of $3.5 million refers to the amount that was advanced during the fiscal year, March 1, 2009 thru February 28, 2010. The disclosure in the Related Transactions section includes all amounts from March 1, 2009 thru the date referenced of May 31, 2010, as stated in the first paragraph in Related Transactions.

Response to Comment #19, Liquidity and Capital Resources

Initially it was estimated that the inventory was worth approximately $385,000. Subsequently, it was determined that the inventory had a value of $400,000 and this was the amount recorded for the acquisition. The $385,000 amount should have been changed but was overlooked. It is our understanding that this transaction will not be required to be disclosed in any future filings.

 Response to Comment #20, Liquidity and Capital Resources

Please note the disclosure in the Liquidity and Capital Resources section that states “accrued expenses increased $1.2 million due primarily to an increase in accrued payroll as a result of certain employees having  pay withheld due to a lack of resources.” In the future we will add such a disclosure in the footnotes to the financial statements also.

Response to Comment #21, Directors, Executive Officers and Corporate Governance

The Company will provide these disclosures in future filings.

Response to Comment #22, Consolidated Balance Sheets, Page F-2

This was an oversight on our part and we will segregate these items in future filings.

Response to Comment #23, Consolidated Balance Sheets, Page F-2

The Company will identify these items separately on the face of the balance sheet, income statement, or statement of cash flows in future filings.

Response to Comment #24, Consolidated Statement of Operations, Page F-3

Due to the significance of this single item, the Company felt it would be appropriate to disclose this separately on the face of the Statement of Operations to provide more visibility to the investor. In future filings we will only disclose this separately in the footnotes  and MD&A.

Response to Comment #25, Inventories

Of our total inventory of approximately $5,852,820 at February 28, 2010, we have specifically identified impaired  items of approximately $606,300, which are fully reserved  for. These items consist primarily of engine mounts for engines no longer manufactured and items supplied by vendors that have quality problems and are deemed unusable at the current time, but there may be an ability for these items to  have a potential future use. If at some point these items are deemed to have no potential future use, they are scrapped and removed from the reserve. Additionally, we have accrued an amount of $168.06 for each ECU in inventory to account for the cost of upgrading them to current standards. As the ECU’s are used, this amount of this portion of the reserve is reduced. At the time the Company exited bankruptcy, we determined to create an additional obsolescence reserve in the amount of 20% of the value of the gross inventory to provide a conservative representation of our useable inventory, and to accrue a carrying cost of 6% of the long term inventory. While the long-term inventory continues to age, it is not  additionally impaired as all of these items continue to be used in current shipments. There is also no need for further accruals for amounts to update the inventory as the only item that requires updating is the ECU, and the amount accrued for updating the ECU’s does not need to be increased above the amounts already established. We have not in the past, nor do we expect in the future, to have to reduce the selling price of the long-term inventory.

While we had initially expected to be able to utilize the inventory in a three year period, the severe economic recession that has engulfed the economy over the last two years has prevented this goal from being realized.

Response to Comment #26, Commitments and Contingencies

The lease of the 25,500 square foot facility in May, 2008 refers to the second El Segundo facility which we currently still occupy. The terminated lease agreement referred to in Item 1 is referencing the lease agreement for the facility in Conley, Georgia. We will clarify this in future filings.

Response to Comment #27, Warrants, Page F-15

This was a typographical error in the table and should have given a range in price from $0.75-$1.50. We will revise this table in future filings.

Response to Comment #28, Warrants, Page F-15

In Note 9 to the financial statements we referenced the fact that during the year ended February 28, 2009, the Company re-priced 2,635,606 warrants granted originally with equity issuances in February 2006. These warrants then carried an exercise price of $1.00. As noted in our July 17, 2009 response to comment 8 on your May12, 2009 letter, we noted that the original issuance of these warrants and the subsequent re-pricing were adjusted against additional paid in capital and therefore had no effect on either equity or income. In view of this, we felt this disclosure was sufficient.

Response to Comment #29, Going Concern, Page F-18

The Company is operating under the business plan in which we were projecting $22 million in revenues. This was a modification of the original business plan in which we projected $30 million in revenues. When we modified the plan we erroneously did not modify both areas in which we discussed the business plan.

Following is a proposed revised draft disclosure.

Our business model for $22 million in revenue for fiscal 2011 was based on a number of assumptions including the following: (1) certain potential contracts that have been funded to be awarded, (2) normal economic conditions, (3) a certain demand for small wind turbines  (4) completing the development of certain AuraGen configurations and (5) having sufficient working capital to support the business assumptions.

The Company did not perform according to the business model due to various factors including the following:

(1)
A number of anticipated contracts totaling in excess of $7 million  were delayed The overall economy was unstable causing delays in purchasing decisions by numerous commercial and industrial users. In particular the state of the economy had a major negative impact on the

(2)	trucking industry and therefore a major negative on anticipated mobile electric power purchasing in trucks.
(3)	The shift in the economy has caused the demand for small wind turbines to disappear. Aura was anticipating delivering $3.5 million in small wind turbine solutions.
(4)
The development of certain modules and configurations took longer than expected resulting in delays of availability of product.  In particular the integration of the AuraGen with the Zanotti transport refrigeration system was not completed until November 2010 (impact of $6.0 million)

(5)	The Company’s poor cash position caused numerous delays in shipments by not having the capital to purchase components and parts in a timely fashion.

However, in the second half of FY 2011, business improved somewhat as the US army contract was awarded in November 2010. We also anticipate orders from commercial customers that were delayed totaling approximately $1.5 million  to be issued in the next few months. The development of the Aura Zanotti transport refrigeration is now completed and product is in transit and should be available late in the fourth quarter.  We also expect the release of a purchase order for approximately $3.0 million related to the Austrian military before the end of the fiscal year and  are anticipating approximately $500,000 on an anticipated contract from FEMA as soon as the funds are released.

For additional information further addressing this comment please see our response to comment #38.

Response to Comment #30, Going Concern, Page F-18

The Company will include a discussion of planned expenditures in the Going Concern footnote and in Liquidity and Capital Resources in future filings.

Response to Comment #31, Going Concern, Page F-18

This was a typographical error and should have read “…our business model for fiscal 2010 does not contemplate sales for any product NOT currently available.”

Response to Comment #32, Segment Information, Page F-20

FASB 280-10-50-40 requires a public entity to report “…the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” Since the Company has only a single product, the AuraGen, the Company has determined there are no product segments to report.

Response to Comment #33, Exhibits

We will file updated exhibits with our next 10-K filing that will include these exhibits.

Response to Comment #34, Exhibits 31.1 and 31.2

We will remove the word “annual” in paragraph 2 in future filings and will otherwise conform them to Item 601(b)(31)(i) of Regulation S-K.

Response to Comment #35, Note 3. Inventories

Since all of our inventory consists of ECU’s, generators, mounts, and parts for these items, any of these items can be used at any time and are not segregated into current or long-term portions per se. The long-term inventory is simply the balance of inventory that results from utilizing a conservative estimate of the amount of inventory expected to be used during the next twelve month period based upon the prior twelve months cost of goods sold. We therefore believe that no further impairment of long-term inventory is necessary since we will be able to utilize this inventory regardless of the time frame involved.

Response to Comment #36, Note 3. Inventories

The table in footnote 3 breaks out the reserve for obsolescence and an annual carrying cost calculated on the long-term inventory. The stated reserve aggregates these two numbers into a single amount.

Response to Comment #37, Note 8. Capital

The Company had received the proceeds for the transaction as of the balance sheet date, but the physical stock certificates had not yet been issued as the investor had not yet determined the name the certificates were to be issued in. We will include a discussion of such events in the footnotes, should they occur again, in future filings.

Response to Comment #38, Liquidity and Capital Resources

The national economic slowdown has resulted in numerous delays and cancellations in acquisitions of new equipment, tools and vehicles as well as delays in upgrades of existing equipment and vehicles.   At the same time, the economic conditions have created an environment where users are open to discussions and evaluations of equipment that could result in operational savings.  The above conditions may have a significant impact on our planning and business in fiscal 2011 and beyond.

We have seen a major slow-down during most of fiscal 2010 and continuing throughout the first quarter of fiscal 2011.  Business started to pick up slightly in the second quarter of fiscal 2011 and improved further during the third quarter of  fiscal 2011.   The slow down experienced  in the first quarter of fiscal 2011 was in the form of a slow down in expected delivery schedules for anticipated contracts, lower numbers of new quotes and a corporate decision to upgrade our all electric transport refrigeration solution from using the Dimplex refrigeration system to the Zanotti based refrigeration system.

We entered into an agreement in March 2010 with Zanotti for the distribution and sale of our all electric transport refrigeration solution using the Zanotti refrigeration system and Zanotti’s dealer network in North America. Simultaneously, we stopped shipping our Dimplex based Oasis system due to numerous technical problems encountered in the field.   We expect to receive the first shipments of the Zanotti units in the fourth quarter of fiscal 2011. The delays created by changing from the Dimplex system to the Zanotti system and the resultant additional testing and engineering process caused a delay of approximately one year in the shipment of a projected 300 systems (approximately $6 million).

The previously announced U.S. Army contract for approximately $1.5 million was delayed until November 2010, and was reduced to approximately $1 million.  U.S. Military related contracts of approximately$850,000 from up-fitters of military vehicles have experienced delays and no new release date is available at this time. Anticipated contracts for approximately $4.4 million for various foreign military programs have been delayed and are now expected in early fiscal 2012.  Anticipated orders for  approximately $1.5 million that were expected in the second and third quarter of fiscal 2011 were delayed and are now expected to be rescheduled for late in the first or early in the second quarters of fiscal 2012. Anticipated orders from a customer of approximately  $500,000 for the second half of fiscal 2011  were delayed due to delays of releases from their customer, and these orders are now expected to start in the first quarter of fiscal 2012.

  During the next twelve months we intend on expanding our AuraGen/Viper business both domestically and internationally.   We currently have sales agents in Israel, Turkey, France, Indonesia, South Korea, and China and an agreement with Zanotti in Italy for an all electric transport refrigeration solution in Europe.  We expect to add more sales agents in Africa, the former Soviet Union republics, India and Mexico in fiscal 2012.

While no assurances can be given, we developed a business model for fiscal 2012 that includes some of the delayed contracts from fiscal 2011 and additional new potential opportunities.  In the transport refrigeration segment we expect approximately 300 new systems ($6.6 million) for North America, 100 new systems of AuraGen only ($850,000) for Europe, and 100 retrofit systems (AuraGen only) in North America ($850,000).  In the military segment we expect an order from the Austrian military (approximately $3.0 million), orders for various other foreign militaries ($2.0 million), the Singapore military ($400,000),, South Korea military ($650,000), Mexican military ($500,000), U.S military ($1 million), and the U.S. Coast Guard ($750,000).   In addition we are projecting $1.0 million for emergency rescue applications through Wiles Engineering, $1.0 million from Azure Dynamics for hybrid applications and $2.0 million for various other applications.

In order to achieve the planned results we will need sufficient working capital for (i) daily operations, (ii) purchase of raw materials and subassemblies, (iii) purchase of the required equipment, and (iv) supporting cash flow.  Our cash flow analysis is based on certain assumptions that include 45 days for collection of account receivables after shipment, 30 day terms for accounts payable to vendors and suppliers, and all monthly operational costs paid during the month in which they are  incurred.  Based on our business model and projections, as well as historical costs for COGS and other expenses, we determined that the Company will need to raise approximately $4.0 million in new capital to execute the business model. This would allow us to fund ongoing operations as well as gear up to the projected business level, but would not allow us to pay our existing debt or deferred payroll which totals approximately $13 million. We plan to raise the required capital through the private placement of equity, convertible debt or straight debt.  In January 2010 we retained Cappello Capital Corp. as our exclusive financial advisor to assist with our financial needs. In October 2010, we terminated our exclusive relationship with Cappello Capital Corp after their failure in closing a private equity placement; however we retain a non exclusive relationship with them to explore other potential financing sources.

We are selling systems for all of the applications currently identified in our business model for fiscal 2011 and fiscal 2012. In addition, we are also in the process of enhancing our product line to address an even larger market segment.  We currently provide 5 kW, 8.5 kW and 16 kW solutions and we plan to introduce during the next twelve months a 25-30 kW solution.  In addition we have completed the design and preliminary testing of a 4kW generator that is only 9 inches in diameter and expect to tool for production during fiscal 2012.  In the coming 12 months we anticipate a joint development and marketing agreement between Aura Systems Inc, and two partners for an advanced small and light military Auxiliary Power Unit. While there can be no assurances given that we will complete the developments described above and be able to commercialize them in the planned time, our business model for fiscal 2012 does not contemplate sales for any product currently not available.

The Company has not in the past generated sufficient cash to fund its operations and has relied heavily on a board member of the Company for periodic loans to cover its cash needs, in addition to private placement sales of the Company’s stock.  At November 30, 2010, $8,673,436 was outstanding to this board member, all of which is due and payable upon demand.  If the Board member were to demand repayment, we do not currently have the resources to make the payment.    The Company has been unable to keep current on its payments to vendors, resulting in many vendors requiring either full or partial cash payments in advance in order to provide product to the Company. Additionally, due to a lack of cash, several employees of the Company have voluntarily allowed the Company to withhold payment of their salaries in order to aid in preserving resources to be utilized in the operations of the business. These unpaid salaries, $1,858,000 at November 30, 2010, have been accrued and are included as a liability on the Company’s balance sheet.

We have no bank line of credit and require additional debt or equity financing to fund ongoing operations. Currently, we have no binding commitments from third parties to provide financing and we cannot assure you that financing will be available at the times or in the amounts required. The issuance of additional shares of equity in connection with such financing could dilute the interests of our existing stockholders, and such dilution could be substantial. If we cannot raise needed funds, we would also be forced to make further substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately our viability as a company.

In accordance with your request, we acknowledge the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please contact me directly. My phone number is 310-643-5300 ext. 171.

Aura Systems, Inc.

/s/ Melvin Gagerman

Melvin Gagerman

CEO